Exhibit 99.1
BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

ITEM 1.
NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2.
DATE OF MATERIAL CHANGE

October 10, 2018

ITEM 3.
NEWS RELEASE

The news release dated October 10, 2018 was disseminated through Filing Services Canada Inc. and filed on SEDAR on October 10, 2018.

ITEM 4.
SUMMARY OF MATERIAL CHANGE

Prophecy Development Corp. (the “Company”) announced the appointment of Gerald Panneton as the Company’s President and new Chief Executive Officer, effective October 10, 2018, replacing John Lee, who will remain as Chairman of the Board of Directors of the Company. The Company has granted to Mr. Panneton 1,000,000 bonus shares and 500,000 incentive stock options exercisable at a price of $0.26 per Common share for a term of five years expiring on October 10, 2023.

The Company also announced the appointment of Gerald Panneton and Louis Dionne to the Company’s Board of Directors, effective October 10, 2018 to replace Harald Batista and Daniel Fidock, both of whom will remain key advisors to the Company. The Company has granted to Mr. Dionne 50,000 incentive stock options exercisable at a price of $0.26 per Common share for a term of five years expiring on October 10, 2023.

ITEM 5.
FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release dated October 10, 2018, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.
RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.
OMITTED INFORMATION

None.

ITEM 8.
SENIOR OFFICER

Contact:
Tony Wong, Corporate Secretary
Telephone:
(604) 569-3661
Email:
twong@prophecydev.com

ITEM 9.
DATE OF REPORT

October 10, 2018